YURKO PARTNERS, P.C.
Attorneys at Law

Douglas W. Salvesen
617.381.4404 (Direct)

September 8, 2023

VIA FEDERAL EXPRESS

Joseph A. Campo, Esq.
Boyle Shaughnessy Law
695 Atlantic Avenue
Boston, MA 02111

Re: Minturn v. Monrad, et al.
Civil Action No. 2284CV01548

Dear Mr. Campo:

I have enclosed herein the original Release executed by Mr. Robert Minturn in connection with the settlement of this matter in which your clients have agreed to pay Mr. Minturn $360,370 for the dismissal of his claims.

Please hold this Release in escrow until Mr. Minturn has received the settlement funds from your client.

If you have any questions, feel free to call me.

Very truly yours,

Douglas W. Salvesen

Enclosure

One Tech Drive • Suite 205 • Andover, Massachusetts 01810-2452
Tel: 617.381.4402 • dsalvesen@yurkopartners.com

Robert B. Minturn ("Plaintiff") hereby executes the following Release for the sole consideration of $360,370.00 (three hundred and sixty thousand, three hundred and seventy dollars and zero cents), inclusive of all factors including interest, paid as one lump sum payment.

NOW, THEREFORE, and intending to be legally bound hereby, Plaintiff agrees as follows:

Plaintiff does hereby for himself and for his heirs, executors, administrators, successors and assigns release, acquit, and forever discharge **The Hartford Financial Services Group and Sentinel Insurance Company, Ltd., as well as any and all of their affiliates, parent corporations, subsidiaries, holding companies, physical locations, employees, agents, servants, administrators, firms, predecessors and successors in interest, present and future, known or unknown (collectively, "Insurers"), Bruce H. Monrad**, individually, as the personal representative of the Estate of Ernest E. Monrad, and as trustee of the Northeast Investors Trust, **George P. Beal, Charles R. Daughtery**, and **Peter J. Blampied**, both in their individual capacities and as trustees of the Northeast Investors Trust, as well as **any and all of their agents, servants, successors, heirs, employers, executors, administrators, employees, corporations, subsidiaries, affiliates, firms, predecessors and successors in interest (collectively, "Defendants")** of and from any and all claims, actions, causes of action, liens or conditional payments, demands, rights, damages, costs, loss of service, expense and compensation whatsoever of every name and nature, known or unknown, foreseen or unforeseen, which Plaintiff now has or which may hereafter accrue on account of resulting from, arising out of, or relating to the claims or facts of the litigation known as *Robert B. Minturn v. Bruce H. Monrad, Individually and as the Personal Representative of the Estate of Ernest E. Monrad, George P. Beal, Charles R. Daughtery, and Peter J. Blampied* (C.A. NO.: 2284CV01548G) (the "Lawsuit"). The foregoing language is intended to be as broad a release and discharge in favor of the Insurers and Defendants as Plaintiff can possibly create.

1.   **Incorporation of Recitals.** The foregoing Recitals are incorporated herein and made a part hereof.

2.   This release will not be enforceable against Plaintiff until such date that the consideration is delivered to him.

3.   The Plaintiff hereby releases, acquits, and forever discharges Bruce H. Monrad, both individually and as the personal representative of the Estate of Ernest E. Monrad, George P. Beal, Charles R. Daughtery, and Peter J. Blampied, as well as their agents, representatives, attorneys, successors, assigns, and licensees, from any and all claims, actions, causes of action, demands, rights, remedies, damages, costs, expenses, and compensation whatsoever, known or unknown, as to both their individual capacities and as trustees of the Northeast Investors Trust.

4.   The Plaintiff agrees to notify the Court that this case has settled.

5.   The Plaintiff agrees that he and his heirs, assigns, agents, employees and attorneys shall not publicly disparage or make any derogatory remarks whatsoever about the Insurers and Defendants, their heirs, assigns, agents, officers, directors, employees or attorneys.

6.   The Plaintiff agrees that this document represents a complete, exhaustive, and finalized Release which will have binding and preclusive legal effect.

7.   The Plaintiff agrees that the intention of this Release is to resolve the Lawsuit in the most efficient way possible.

8.   The Plaintiff understands and agrees that this is a full, final, wholesale release of all claims whatsoever, of any kind or nature which he now has, ever had, or may have in the future.

9.   **General Release of Claims by Plaintiff.** Except as provided in this Release, the Plaintiff does hereby and shall unconditionally, irrevocably and forever release, remise, acquit and discharge the the Insurers and Defendants both personally and in any representative or official capacity, their successors and assigns, past and present representatives, agents, employees, insurers, attorneys, insurers, including The Hartford Insurance Company, and successors and assigns from and of any and all debts, obligations, losses, covenants, agreements, promises, contracts (oral, implied, or written) endorsements, bonds, controversies, judgments, settlements, contributions, attorneys' fees, interest, Chapter 93A claims, liability or damages, punitive or exemplary damages, statutory treble damages, claims, potential claims, demands, actions, causes of action, suits, dues, sums of money, accounts, reckonings, agreements, damages, omissions, controversies, proceedings, expenses, and liabilities of every name and nature and description, costs, losses, expenses, fees, known or unknown, asserted or unasserted, express or implied, foreseen or unforeseen, suspected or unsuspected, matured or unmatured, contingent or vested, liquidated or unliquidated, of any kind or nature or description whatsoever, both in law and equity, from the beginning of the world to the effective date of this Release, and particularly, without in any manner limiting the foregoing, relating to the causes of action that have been raised, or that could have been raised, in the Lawsuit.

10.   **Stipulation of Dismissal With Prejudice.** Within five (5) days of the payment as defined above, the Plaintiff shall, through his counsel, cause the Lawsuit to be dismissed, with prejudice, without costs or fees, and with all rights of appeal waived.

11.   **No Third Party Beneficiaries.** There are no third party beneficiaries of or to this Release.

12.   **No Admissions.** The Plaintiff understands and agrees that the execution of this Release and the consideration hereunder shall not be construed as an admission of liability, fault, or wrongdoing on the part of the Insurers, the Defendants or anybody else.

13.   **Peace from Controversy.** It is among the purposes of this Release to buy peace from controversy pursuant to the terms herein, through the date of this Release.

14.   **Confidentiality.** Plaintiff shall keep all of the terms and conditions of this Release, monetary and non-monetary alike, strictly confidential, and shall not disclose the terms or conditions of this Release to anyone other than his attorneys, employees, tax or financial advisors, immediate family members, as may be required by law, or as may be necessary to enforce the terms of this Release. Plaintiff further agrees to take reasonable steps to ensure that any information concerning this Release that is disclosed to his respective attorneys, employees, tax or financial advisors, will not be disclosed to any other third party, including informing such persons or entities that the terms and conditions of this Release are strictly confidential.

15.   **Authorization.** Plaintiff represents and warrants that the individual signing this Release is duly authorized and empowered to enter into it and that the Release will be treated as though it was signed by Plaintiff himself for all intents and purposes.

16.   **No Assignment.** Plaintiff represents and warrants that no other person had or has any interest in the claims, demands, obligations, or causes of action referred to in this Release, and that Plaintiff has the sole right and exclusive authority to execute this Release, and that he has not sold, assigned, transferred, conveyed, or otherwise disposed of any claim, demand, or legal right that is the subject of this Release.

17. **Construction.** Plaintiff hereby agrees that the terms of this Release shall be strictly construed against him.

18. **Choice of Law and Forum, and Attorneys' Fees.** This Release shall in all respects be interpreted, construed, enforced, and governed by the laws of the State of Massachusetts, without regard to any choice of law principles. Any action brought to enforce the terms hereof shall be brought in the state or federal courts located in Massachusetts, and the Plaintiff hereby consents to the exclusive jurisdiction of such courts. Plaintiff further agrees that the prevailing party in any action brought under the terms of this Release, whether having brought or defended such action, shall be entitled to the attorneys' fees and costs incurred in connection therewith.

19. **Severability.** This Release's terms are severable. If any court or tribunal holds that any term is invalid or unenforceable, then such holding shall not affect or impair any of this Release's other terms.

20. **Binding Effect.** This Release shall be binding upon Plaintiff's successors and/or assigns.

21. **Voluntary Release.** Plaintiff represents and acknowledges that he has been provided with the opportunity to discuss and review the terms of this Release with his attorneys before signing it and that he is freely and voluntarily signing this document, without constraint or duress, and on the advice of legal counsel, in exchange for the benefits provided herein.

IN WITNESS WHEREOF, Robert B. Minturn has executed this Release as of the date as follows:

Dated:

IT IS EXPRESSLY UNDERSTOOD AND AGREED THAT the acceptance of the above terms is in full accord and satisfaction of any and all disputed claims between the Parties and that the payment and or agreements set forth above is not an admission of liability.

BY SIGNING BELOW, I ACKNOWLEDGE THAT I have read and understood this Release and have been advised by my attorney concerning the terms and agreements of the Release.

Executed in ___Essex___ County, ___Commonwealth of Massachusetts___ this __8th__ day of __September__, 2023.

_____
Robert B. Minturn

STATE OF ___MASSACHUSETTS___

COUNTY OF ___ESSEX___ to wit:

On the __8th__ day of __SEPTEMBER__, 2023, before me personally appeared Robert B. Minturn, to me known to be the person named in the foregoing Release, and who executed the foregoing Release and acknowledged to me that he has read the Release and understands the contents thereof and that he voluntary executed the same.



_____
NOTARY PUBLIC/ JUSTICE OF THE PEACE

___DOUGLAS W. SALVESEN___
PRINT NAME OF NOTARY PUBLIC/JUSTICE OF THE PEACE

MY COMMISSION EXPIRES: ___DEC. 20, 2024___

```
┌─────────────────────────────────────┐
│  ⚜  DOUGLAS W. SALVESEN             │
│        Notary Public                 │
│  COMMONWEALTH OF MASSACHUSETTS       │
│       My Commission Expires          │
│         December 20, 2024            │
└─────────────────────────────────────┘
```